ADINO ENERGY CORPORATION

2500 CityWest Blvd, Ste 300

Houston, TX  77042

281.209.9800 office   281.436.6036 fax

October 29, 2008

Attn: Sandy Eisen

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

RE:

Adino Energy Corporation

Form 10KSB for Fiscal Year Ended December 31, 2007 Filed April 15, 2008 and Amended April 22, 2008, and August 11, 2008

Form 10-Q for Fiscal Quarter Ended June 30, 2008 Filed August 13, 2008

Dear Ms. Eisen:

We are in receipt of your correspondence of October 23, 2008 regarding the above filings, and are submitting our response herein. Our responses below are keyed to the letter items in your letter of October 23, 2008:

1)

Thank you, we will do so in future filings.

2)

We have revised this item in response to your comments and we have attached our proposed Form 10-KSB/A as amended for your review. We will file this amended Form 10-KSB upon your approval.

3)

We have revised this item in response to your comments and we have attached our proposed Form 10-KSB/A as amended for your review. We will file this amended Form 10-KSB upon your approval.

4)

We have revised this item in response to your comments and we have attached our proposed Form 10-KSB/A as amended for your review. We will file this amended Form 10-KSB upon your approval.

5)

We have been in constant communication with the note holder with regards to his interest in our repayment of the note payable and in regards to our interest in his repayment of the note receivable.  As noted in our Form 8K filed on September 30, 2008, we have been in negotiations with several interested parties regarding our rights to the terminal. We originally anticipated repaying the noteholder because we believed that the value financed in the expected terminal purchase would have provided excess cash to satisfy the noteholder, and as a result, we expected that the noteholder would repay our note as well.

The right of offset does not officially exist even though it has been discussed. In accordance with paragraph 7 of APB 10, we did not net the note receivable against the note payable. APB 10 7(1) states “It is a general principal of accounting that the offsetting of assets and liabilities in the balance sheet is improper except where a right of setoff exists”. Although both parties agreed verbally that a net payment would be acceptable, no formal documentation exists of this verbal agreement.

Our position to not offset the amounts is further substantiated by paragraph 5 of FIN 39 as follows due to lacking two of the four general criteria noted below:

•

We do not have the legal right to offset even though that is our intention.

•

Our possible offset is not enforceable at law.

In addition to the above facts, the noteholder provided a separate written confirmation to our auditors during their audit of the year ended December 31, 2007 of both the note payable and note receivable balances, respectively.

It is still our intention to net settle with the noteholder when we are able to obtain future financing. This net settlement continues to be a verbal agreement and therefore is not binding. Lastly, at December 31, 2007 and June 30, 2008 we had term sheets and were in discussion with several lenders and we considered funding to be probable at both periods.

The 600 units of IFL are no longer held in escrow as we purchased all 1,200 units of IFL including the escrow units for $1,500,000 which is the value of the note payable.

6)

We have revised this item in response to your comments and we have attached our proposed Form 10-KSB/A as amended for your review. We will file this amended Form 10-KSB upon your approval.

7)

Our current customers do not pay in advance and are on month to month contracts. We bill at the end of each month for throughput fees earned based upon usage during the recent month and for our monthly agreed upon storage fee. These revenue streams are contractually agreed upon by our customers. Our customers include several large companies including the Metropolitan Transit Authority of Harris County, Texas, and as a result collectibility has always been reasonably assured. Our obligation to provide storage each month and access to fuel is complete each month and therefore recognized in the month of usage in accordance with our contract. The criteria of SAB 104 for revenue recognition are all clearly present based upon the above detailed description of our revenue practice. Our throughput fees and storage fees by themselves do not represent stand-alone value and are dependent upon one another. Also, the recognition of these fees is on a monthly basis and as a result we do not believe EITF 00-21 would impact our earnings process.

We have revised our revenue recognition policy in the attached amended form 10-KSB/A as follows:

Adino earns revenue from both throughput and storage fees on a monthly basis. The fees do not have stand-alone value and as a result would not constitute a multiple deliverable pursuant to EITF 00-21. We recognize revenue from throughput fees in the month that the services are provided based upon contractually determined rates. We recognize storage fee revenue in the month that the service is provided in accordance with our customer contract.  As described above in accordance with the requirement of SAB 104 the Company recognizes revenue when (1) persuasive evidence of an arrangement exists (contracts) (2) delivery has occurred (monthly) (3) the seller’s price is fixed or determinable (per the customer’s contract) (4) collectibility is reasonably assured (based upon our credit policy).

8)

The goodwill is related to our IFL reporting unit. In accordance with paragraphs 30 and 19 of FASB Statement number 142, we tested the fair value of IFL using a discounted cash flow model and compared this estimated fair value to the carrying value of the reporting unit. As a result of this analysis we determined that no impairment was necessary at December 31, 2007. In addition to the use of a discounted cash flow model, we also received an outside bid for the terminal and a long term contract offer from our largest vendor for additional capacity at the terminal. Both of these offers represent third party evidence and were in excess of the carrying value of the reporting unit. We believe that although the use of a discounted cash flow model did provide support that our goodwill was not impaired, type I indicators of fair value provided an even greater level of assurance. We believe that FASB statement number 157 supports our conclusion in regards to outside independent market value indicators.

Per your request we have attached our goodwill analysis performed as of December 31, 2007 and also the third party offers mentioned above.

We have revised our goodwill accounting policy in our attached amended Form 10-KSB/A as follows:

Under the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill is tested for impairment on an annual basis and between annual tests if an event occurs or circumstances change in a way to indicate a potential decline in the fair value of the reporting unit. In assessing the recoverability of our goodwill, we must make assumptions regarding the estimated future cash flows and other factors to determine the fair value of the reporting unit.  If the fair value of the reporting unit is less than its carrying value, an impairment loss will be recognized in an amount equal to the difference. As of December 31, 2007 an impairment analysis was preformed and no impairment was deemed necessary.

9)

We reviewed SFAS No. 13 and we believe that in accordance with paragraph 7(b), our bargain purchase option at the end of the lease constituted a capital lease.  We believe that the risks and rewards of ownership were clearly transferred to us as a result of this transaction.

Furthermore, as stated in SFAS No. 13 interpretation 5d-1 “leases should start with a rebuttable presumption that fixed price purchase options are bargains. Such a presumption can be overcome by assessing the facts and circumstances on a case-by-case basis.”  Adino received an offer for the terminal in excess of $5,000,000 and recently as part of the September 2008 transaction received an appraisal which included a fair market value estimate of over $13,000,000. Given that our purchase price was well below the estimated fair market value, we believe our lease transaction to be a capital lease.

In regards to our agreement with Lone Star Fuel Storage and Transfer, LLC, we are still evaluating the appropriate subsequent accounting treatment related to this transaction. We plan to provide the SEC staff with our proposed treatment to be included in our Form 10Q related to the quarter ended September 30, 2008 prior to its issuance.

10)

We have revised this item in response to your comments and we have attached our proposed Form 10-KSB/A as amended for your review. We will file this amended Form 10-KSB upon your approval.

11)

We have revised this item in response to your comments and we have attached our proposed Form 10-KSB/A as amended for your review. We will file this amended Form 10-KSB upon your approval.

12)

Upon your approval of the attached amended Form 10-KSB, we will add several documents as exhibits, including the lease of the IFL terminal.

Form 10Q for the quarter ended June 30, 2008 responses

13)

We have revised this item in response to your comments and we have attached our proposed Form 10-Q/A as amended for your review. This included revisions related to presenting a more robust view of MD&A and changes related to comments 6, 10, 11 and 12. We will file this amended Form 10-Q upon your approval.

14)

We have revised this item in response to your comments and we have attached our proposed Form 10-KSB/A as amended for your review. We will file this amended Form 10-KSB upon your approval.

We acknowledge the following:

•

We confirm that we are responsible for the adequacy and accuracy of the disclosures in our filings.

•

SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•

We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to receiving the staff’s approval to file our amended Form 10-KSB and Form 10-Q.

Sincerely,

_/s/_____________________________

Timothy G. Byrd, Sr.

Chief Executive Officer